Exhibit 99.2

PROXY

Pop Culture Group Co., Ltd

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province

The People’s Republic of China

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OCTOBER 22, 2026

YOUR VOTE IS IMPORTANT

FOLD AND DETACH HERE

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 22, 2026.

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement, dated October 9, 2026, in connection with the Extraordinary General Meeting and at any adjournments thereof (the “Meeting”) to be held on October 22, 2026, at 9:30 A.M., Eastern Time (October 22, 2026, at 9:30 P.M., local time) at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, the People’s Republic of China and hereby appoints of
(insert name of proxy)		(insert address of proxy)

or, if no person is otherwise specified, the chairman of the Meeting as proxy of the undersigned, with power of substitution, to vote all Ordinary Shares of Pop Culture Group Co., Ltd (the “Company”) registered in the name provided, which the undersigned is entitled to vote at the Meeting with all the powers the undersigned would have if personally present on the matters set forth below (i) as specified by the undersigned below, and (ii) in the discretion of the proxy, if no direction is given and upon such other business as may properly come before the Meeting.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED AT THE DISCRETION OF THE PROXY. IF THE CHAIRMAN OF THE MEETING IS APPOINTED AS PROXY AND NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” FOR PROPOSALS 1 AND 2.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” FOR PROPOSALS 1 AND 2.

PROPOSAL 1:    Approval of Migration

It is resolved, as a special resolution, that:

(a)     the Company transfer its registration by way of continuation out of the Cayman Islands and into the British Virgin Islands (the “BVI”) so as to be deregistered as an exempted company in the Cayman Islands and become registered as a business company in the BVI in accordance with Part 12 of the Companies Act (Revised) of the Cayman Islands and Part X of the BVI Business Companies Act (Revised) (the “Migration”);

(b)    upon the effectiveness of the Migration, the Company adopt an amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated 9 October 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association; and

(c)     the directors of the Company are authorized to take all steps necessary to effect the transfer by way of continuation of the Company to the BVI.

For	Against	Abstain
☐	☐	☐

PROPOSAL 2:    Approval of Adjournment

It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die (the “Adjournment”), if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this Meeting ☐ YES ☐ NO

Signature of Shareholder:
Date:
Name shares held in (Please print):	Account Number (if any):

No. of Shares Entitled to Vote:	Share Certificate Number(s):

Class of shares:
☐ Class A Ordinary Shares ☐ Class B Ordinary Shares
Note:

Please sign exactly as your name or names appear in the Company’s share transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address:

Shareholder’s Signature

Shareholder’s Signature

Signature should agree with name printed hereon. If share is held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

TO VOTE ONLINE:    www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL:    Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX:    Please fax this proxy card to 1.727.269.5616

TO VOTE BY MAIL:    Please sign, date and mail to

Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED AT THE DISCRETION OF THE PROXY. IF THE CHAIRMAN OF THE MEETING IS APPOINTED AS PROXY AND NO DIRECTION IS MADE THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS SET FORTH IN PROPOSALS 1 AND 2. YOUR PROXY WILL VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF AT THEIR DISCRETION. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.